Prospectus Supplement filed under Rule 424(b)(3)
                                                      Registration No. 333-45569

                              Prospectus Supplement

     The Prospectus dated February 4, 1998 relating to the offer for resale of up to $250,000,000 aggregate principal amount of The Interpublic Group of Companies, Inc.'s 1.80% Convertible Subordinated Notes due September 16, 2004 is hereby supplemented as follows:

     The "Selling Securityholder" table in the Prospectus, as supplemented, is amended so that the principal amount of registered Notes held by Goldman, Sachs & Co. is decreased from $269,000 to $50,000.

     The "Selling Securityholder" table in the Prospectus, as supplemented, is amended so that the principal amount of registered Notes held by Merrill Lynch Pierce Fenner and Smith Inc. is decreased from $850,000 to $100,000.












                 This Prospectus Supplement is dated February 9, 1999.